Exhibit 99.1

                    [Letterhead of W.P. Stewart & Co., Ltd.]


Contact:  Fred Ryan
telephone: 441.295.8585


24 October 2007
Hamilton, Bermuda


                   W.P. Stewart & Co., Ltd. Suspends Dividend

In order to ensure sufficient cash resources to complete the successful turnaround in its business, W.P. Stewart & Co., Ltd. announced today the suspension of the regular quarterly dividend payment to common shareholders.

Commenting on the decision taken today by the Board of Directors, Bill Stewart, Chairman & CEO said: "We are about eight months into a one- to two-year turnaround program, and the principal challenge is that it takes time to do it right. We've essentially completed the addition of strong, experienced people in most key positions; the integration of our global research and portfolio management activities and the substantial broadening of our product line. Investment performance is improving and we have reduced operating expenses."

"We continue to generate positive cash flow but we expect it will take some time before the impact of these changes takes full effect. The Board's action today is to ensure the Company has the cash resources necessary to continue building out our global franchise, including exploring possible strategic opportunities."

W.P. Stewart & Co., Ltd. is an asset management company that has provided research-intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

The Company's shares are listed for trading on the New York Stock Exchange (NYSE: WPL) and on the Bermuda Stock Exchange (BSX: WPS).

For more information, please visit the Company's website at www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or +441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com.